Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2019

The following is a review of our financial condition and results of operations as of 30 September 2019 and for the nine-month periods ended 30 September 2019 and 2018, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2019, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 22 March 2019 (“2018 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2018 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2019 and for the nine-month period ended 30 September 2019 and 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2019 and for the nine-month period ended 30 September 2019 and 2018. The reported numbers as of 30 September 2019 and for the nine-month period ended 30 September 2019 and 2018 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2019 and 2018 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. In 2018, our reported revenue was USD 54.6 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2018 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2018 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical;

•	an inability to complete any strategic options with respect to our Asia Pacific businesses; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2018 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-month period Ended 30 September 2019 Compared to Nine-month period ended 30 September 2018

Effective 1 January 2019, we reorganized our regional reporting structure. Our results are reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies. The key changes in our structure are as follows: (i) the new Middle Americas region combined the former Latin America West region with the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region combined the former Latin America South region with Brazil, which was previously reported in Latin America North region.

Effective 1 January 2019, IFRS 16 Leases replaced the prior lease accounting requirements and introduced significant changes to lessee accounting. It requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date, together with a different recognition of lease costs. We adopted IFRS 16 on 1 January 2019 under the full retrospective application method.

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest Carlton & United Breweries (“CUB” or “Australian operations”), our Australian subsidiary, to Asahi Group Holdings, Ltd. (“Asahi”), we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Consequently, the 2018 consolidated income statement has been restated as if the classification had been applied as of 1 January 2018 to exclude the results of the Australian operations.

The financial information for the nine-month period ended 30 September 2018 has been restated to reflect the segment changes, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations referenced above.

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2019 and 2018.

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (3)	Change

	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	419,448	419,659	(0.1)
Revenue	38,994	39,249	(0.6)
Cost of sales	(15,092)	(14,869)	(1.5)
Gross profit	23,902	24,380	(2.0)
Selling, General and Administrative expenses	(12,272)	(12,723)	3.5
Other operating income/(expenses)	663	612	8.3
Exceptional items	(158)	(244)	35.2
Profit from operations	12,135	12,025	0.9

EBITDA, as defined(2)	15,577	15,469	0.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

(3)

Our condensed consolidated results of operations for 2018 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2019 (2)	Nine-month period ended 30 September 2018 (2)(3)	Change
	(thousand hectoliters)		(%)(1)

North America	82,644	84,612	(2.3)
Middle Americas	97,994	94,763	3.4
South America	98,455	95,768	2.8
EMEA	62,022	63,667	(2.6)
Asia Pacific	77,687	79,691	(2.5)
Global Export & Holding Companies	647	1,160	(44.2)

Total	419,448	419,659	(0.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 September 2018 have been restated to reflect this change.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and consequently accounted for as discontinued operations. The figures for the period ended 30 September 2018 have been restated to reflect this change.

Our consolidated volumes for the nine-month period ended 30 September 2019 decreased by 0.2 million hectoliters, or 0.1%, to 419.5 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2018. The results for the nine-month period ended 30 September 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019.

The 2019 acquisitions and disposals include acquisitions which were individually not significant and disposals of certain brands in Middle Americas (collectively the “2019 acquisitions and disposals”).

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method, as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina. The other 2018 acquisitions and disposals mainly included the acquisition of certain craft breweries in Europe and the sale of the carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company (collectively the “2018 acquisitions and disposals” and together with the 2019 acquisitions and disposals the “2018 and 2019 acquisitions and disposals”).

The 2018 and 2019 acquisitions and disposals impacted negatively our volumes by 4.2 million hectoliters (net) for the nine-month period ended 30 September 2019 compared to the nine-month period ended 30 September 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes increased 1.0%. Our own beer volumes increased 0.7% in the nine-month period ended 30 September 2019 compared to the nine-month period ended 30 September 2018. On the same basis, in the nine-month period ended 30 September 2019, our non-beer volumes increased 3.6% compared to the same period in 2018. This growth was delivered despite a difficult comparable with the same period in 2018, as we were lapping the impact of our 2018 FIFA World Cup RussiaTM sponsorship.

North America

In the nine-month period ended 30 September 2019, our volumes in North America decreased by 2.0 million hectoliters, or 2.3%, compared to the nine-month period ended 30 September 2018.

We estimate that our shipment volumes in the United States and our beer sales-to-retailers declined by 2.2% and 3.1%, respectively. We estimate that industry sales-to-retailers in the United States declined by 2.0%. We also estimate a decline in total market share of 55 bps in the nine-month period ended 30 September 2019, with an estimated decline in beer excluding flavored malt beverage of 15 bps.

We view the growth of hard seltzer as positive for the malt beverage category, attracting consumers from other alcohol segments and generating significant interest as it addresses consumer trends, including premiumization and health and wellness. We estimate that more than half of hard seltzer segment growth is incremental to the malt beverage category in the third quarter of 2019. We believe that as the hard seltzer category evolves, consumers will demand more choices and that a portfolio approach will be critical to long-term success. We are expanding and enhancing our hard seltzer portfolio rapidly, starting with our premium brand, Bon & Viv, and with the recent successful launch of Natty Light Seltzer, which is positioned at a more accessible price point within hard seltzer. Natty Light Seltzer is off to a strong start, and we estimate our share of segment has nearly doubled since its recent launch. These two brands are now among the top 15 share gainers of innovations in the malt beverage category in 2019 according to IRI. We are also excited to announce the upcoming launch of Bud Light Seltzer, which we believe will leverage the equity of an established brand in a new category. We believe we are well-positioned for success in this growing segment with our current portfolio and the exciting innovations we have in the pipeline.

Our above core portfolio outperformed the industry, gaining 90 bps of market share in the nine-month period ended 30 September 2019 as per our estimates, with the Michelob Ultra family and our regional craft portfolio leading the way. Michelob Ultra continued to grow by double-digits and was the number one share gainer in the US in the first nine months of the year. Our innovation pipeline continues to gain share and we estimate it contributed to roughly half of the total innovation volume within the industry so far this year, led by Michelob Ultra Infusions, Naturdays and Natty Light Seltzer. The mainstream segment remained under pressure, contracting by an estimated 145 bps in the nine-month period ended 30 September 2019.

In Canada, our volumes decreased by mid-single digits in the nine-month period ended 30 September 2019, compared to the same period last year, driven primarily by a weaker beer industry. Our high end company (a business unit made up of a portfolio of global, specialty and craft brands across 21 countries) continues to outperform and is gaining share of the premium segment, led by share gains from our premium import brands, led by Corona and Hoegaarden. In the core segment, Bud Light continues to gain share, and in the core plus segment, Michelob Ultra continued to grow by double-digits, reinforcing its position as the fastest growing brand in the country.

Middle Americas

In the nine-month period ended 30 September 2019, our volumes in Middle Americas increased by 3.2 million hectoliters, or 3.4%, compared to the nine-month period ended 30 September 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by 3.6% in the nine-month period ended 30 September 2019 compared to the same period last year.

On the same basis, our volumes in Mexico increased by mid-single digits in the nine-month period ended 30 September 2019. Healthy volume growth was broad-based across our core brand portfolio, with the most significant contributions coming from Corona and Victoria. Our results were meaningfully enhanced by the high end company’s continued success, with our premium brands showing strong growth driven primarily by Modelo and Michelob Ultra. The premium segment in Mexico under-indexes when compared to markets of similar maturities and we see great potential for the continued growth of the segment.

Earlier this year, we began expanding our coverage in OXXO, the largest c-store chain in Mexico, where our beers were previously unavailable. After initially expanding in Guadalajara in April, we entered the Mexico City region in early June, and are already seeing our portfolio quickly reach fair share. We will progressively become available in all 17 000 plus OXXO stores across the country by the end of 2022, with our next expansion wave beginning in early 2020.

On the same basis, our business in Colombia’s beer volumes and non-beer volumes grew by low single digits and mid-single digits, respectively. Volume growth accelerated from the first half of the year resulting in our best quarterly volume growth in the country since the combination with SAB closed in October 2016. Our global brand portfolio continue to deliver robust results, led by Corona and Budweiser, driven by continued expansion and successful activations. In our core portfolio, Aguila also continued to perform very well with accelerated growth through successful packaging innovation and line extensions. In our non-beer portfolio, our non-alcohol malt beverages Pony Malta and Malta Leone also delivered growth by leveraging successful innovations, including “better for you” alternatives with 40% less sugar than traditional malt beverages and new affordable packaging options to reach more consumers.

On the same basis, volumes in Peru were down by low single digits in the nine-month period ended 30 September 2019, a decline that was partly offset by the performance of our global brand portfolio, which delivered solid growth during the period. On the same basis, volumes in Ecuador decreased by low single digits in light of a challenging macroeconomic environment causing consumption contraction. In response to the soft consumer environment, we launched smart affordability initiatives, including a 1-liter returnable glass bottle for our core portfolio. Our premium portfolio continues to perform well, with growth from both our global brand portfolio and our local champion, Club Premium.

South America

In the nine-month period ended 30 September 2019, our volumes in South America increased by 2.7 million hectoliters, or 2.8%, compared to the nine-month period ended 30 September 2018, with our beer volumes increasing 1.9% and soft drinks increasing 4.7%.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes increased by 2.6%.

On the same basis, volumes in Brazil increased by 5.2%, with beer volumes increasing by 3.8% and non-beer volumes increasing by 9.4%. We estimate the beer industry and the non-beer industry grew by low single digits. Our premium brands are growing by double digits, led by our global brands, Corona and Stella Artois and our local premium brands, led by Antarctica Original. In the core plus segment, Bohemia is growing rapidly. The performance of our core portfolio continues to be enhanced by our Skol Puro Malte innovation. Our smart affordability strategy is centered around regional brands such as Nossa, Magnífica and Legítima, brewed with ingredients grown by local farmers, which continue to gain share in the value segment, based on our estimates. These brands increase our presence in relevant states by offering consumers an accessible price point. We estimate that the beer industry grew by low single digits in the third quarter, while our beer volumes declined by 3.0% in the third quarter 2019 compared to the third quarter 2018 following a scheduled price increase in line with inflation. The impact of the price increase was amplified by simultaneous competitor discounting and a challenging macroeconomic environment, in which real consumer disposable income remains under pressure.

On the same basis, our business in Argentina saw volumes declining by high single digits in the nine-month period ended 30 September 2019, as the macroeconomic environment remains challenging. Our premium brands had a very good performance, led by both our global brands and our local champion, Patagonia. In the core plus segment, our local brand Andes Origen continues to perform well. We continue to advance our smart affordability strategy in light of the difficult macroeconomic conditions with propositions at new price points.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2019 decreased by 1.6 million hectoliters, or 2.6%, compared to the nine-month period ended 30 September 2018. Volumes were particularly impacted by the formation of AB InBev Efes on 30 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our beer volumes for the nine-month period ended 30 September 2019 increased by mid-single digits compared to the same period last year.

On the same basis, Europe grew volumes by mid-single digits, despite a challenging comparable as we cycled the 2018 FIFA World Cup RussiaTM. We estimate that we gained market share in the majority of our markets in the third quarter of 2019. The United Kingdom continued to grow volumes, with Corona and Budweiser volumes up by double digits.

On the same basis, our beer volumes in South Africa grew by low single digits even in the context of a continued challenging macroeconomic environment. We continue to focus on growing the beer category and we gained share of total alcohol in the nine-month period ended 30 September 2019, based on our estimates. In the premium segment, where we under-index, we have reached our highest ever market share. The segment continues to grow faster than the total industry, and our brands continue to outperform, led by Corona. We are leveraging our portfolio to meet the needs of more consumers in more occasions, and Brutal Fruit and Flying Fish grew by strong double-digits this quarter.

On the same basis, own beer volumes in Africa, excluding South Africa, increased by mid-single digits. Volumes were lower in Tanzania and Mozambique but grew in Zambia and in Uganda by high and low single digits, respectively. In Nigeria, our volumes continued to grow by double digits even with a very challenging comparable in the third quarter 2019 following accelerated growth last year after the opening of our fourth brewery. We continue to see strong potential for our brand portfolio in the country, led by Trophy, Hero and Budweiser.

Asia Pacific

For the nine-month period ended 30 September 2019, our volumes decreased by 2.0 million hectoliters, or 2.5%, compared to the nine-month period ended 30 September 2018. Excluding volume changes attributable to the acquisitions and disposals described above, our volumes decreased by 2.4%.

In China, our volumes declined by 2.3% in the nine-month period ended 30 September 2019 mainly due to the shipment phasing from the Chinese New Year and softness in the China nightlife channel, where our portfolio over-indexes, in particular during the third quarter of 2019. Our super premium portfolio continued to outperform with double digit growth in the nine-month period ended 30 September 2019, and we remain well-positioned to continue benefitting from ongoing premiumization trends, especially as Corona is the leading super premium brand in the country. In the premium segment, we kicked off our Budweiser football campaign, leveraging our global sponsorships of the English Premier League and Spanish La Liga to focus on a key consumer passion point. In our core plus portfolio, our innovation Harbin Crystal continued to deliver strong growth as consumers continue to trade-up from the core and value segments. We continue to lead the beer category in e-commerce overall, growing by strong double-digits in this rapidly growing channel.

In South Korea, our volumes declined by high single digits in the nine-month period ended 30 September 2019. The results were primarily impacted by industry weakness as well as a challenging competitive environment, following a price increase in April. We have made commercial investments and taken revenue management actions to mitigate the impact on our performance, including a recent decision to roll back the price increase implemented earlier this year to revitalize the domestic beer industry in light of the macroeconomic downturn. We continue to see success from our premium portfolio and the high end company, led by Stella Artois.

Global Export & Holding Companies

For the nine-month period ended 30 September 2019, Global Export and Holding Companies volumes decreased by 0.5 million hectoliters. Excluding the volume changes attributable to the acquisitions and disposals described above, our total volumes in the nine-month period ended 30 September 2019 declined by mid-single digits.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2019 as compared to our revenue for the nine-month period ended 30 September 2018:

	Nine-month period ended 30 September 2019 (2)	Nine-month period ended 30 September 2018 (2)(3)	Change
	(USD million)		(%) (1)

North America	11,852	11,803	0.4
Middle Americas	8,681	8,473	2.5
South America	6,824	6,926	(1.5)
EMEA	5,775	6,186	(6.6)
Asia Pacific	5,333	5,444	(2.0)
Global Export & Holding Companies	528	417	26.6

Total	38,994	39,249	(0.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 September 2018 have been restated to reflect this change.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and consequently accounted for as discontinued operations. The figures for the period ended 30 September 2018 have been restated to reflect this change.

Our consolidated revenue was USD 38,994 million for the nine-month period ended 30 September 2019. This represented a decrease of USD 255 million, or 0.6%, as compared to our consolidated revenue for the nine-month period ended 30 September 2018 of USD 39,249 million. The results for the nine-month period ended 30 September 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2018 and 2019 acquisitions and disposals and changes in presentation of commercial investments negatively impacted our consolidated revenue by USD 226 million (net) for the nine-month period ended 30 September 2019 compared to the nine-month period ended 30 September 2018.

•

Our consolidated revenue for the nine-month period ended 30 September 2019 also reflects a negative currency translation impact of USD 1,907 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2018 and 2019 acquisitions and disposals and changes in presentation of commercial investments described above and currency translation effects, our revenue increased 4.8% in total and by 3.7% on a per hectoliter basis in the nine-month period ended 30 September 2019 compared to the same period in 2018. Our consolidated revenue for the nine-month period ended 30 September 2019 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the nine-month period ended 30 September 2019 increased compared to the same period last year, driven by revenue management initiatives and continued strong premium brand performances. This increase was most significant in South America, where revenue per hectoliter increased by more than 7%, primarily driven by our ongoing premiumization strategy and double-digit revenue per hectoliter growth in Argentina in line with inflation, and in Asia Pacific, where revenue per hectoliter increased by more than 5% as a result of ongoing premiumization.

Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 6.4% globally, and 9.5% outside their respective home markets in the nine-month period ended 30 September 2019.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2019 as compared to the nine-month period ended 30 September 2018:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (2)(3)	Change
	(USD million)		(%)(1)

North America	(4,414)	(4,371)	(1.0)
Middle Americas	(2,573)	(2,499)	(3.0)
South America	(2,843)	(2,646)	(7.4)
EMEA	(2,490)	(2,586)	3.7
Asia Pacific	(2,332)	(2,471)	5.6
Global Export & Holding Companies	(440)	(295)	(49.2)

Total	(15,092)	(14,869)	(1.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 September 2018 have been restated to reflect this change.

Our consolidated cost of sales was USD 15,092 million for the nine-month period ended 30 September 2019. This represented an increase of USD 223 million, or 1.5%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2018. The results for the nine-month period ended 30 September 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019 and (ii) currency translation effects.

•

The 2018 and 2019 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 43 million for the nine-month period ended 30 September 2019 compared to the nine-month period ended 30 September 2018.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2019 also reflects a positive currency translation impact of USD 742 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales increased by 6.9%. This was primarily driven by an increase in commodity prices and transactional currency headwinds as a result of the timing of our hedges. Our consolidated cost of sales for the nine-month period ended 30 September 2019 was partially impacted by developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 5.4%. The increase was most significant in South America driven mainly by higher commodity prices, the devaluation of transactional currencies and a difficult comparable in our non-beer business, in particular in Brazil and Argentina where cost of sales per hectoliter increased by double-digits.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2019 as compared to the nine-month period ended 30 September 2018. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2019 were USD 11,609 million, representing a decrease of USD 502 million, or 4.1%, compared to our operating expenses for the same period in 2018.

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (2)	Change
	(USD million)		(%)(1)

Selling, General and Administrative expenses	(12,272)	(12,723)	3.5
Other Operating Income/(Expenses)	663	612	8.3

Total Operating Expenses	(11,609)	(12,111)	4.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2019 as compared to the nine-month period ended 30 September 2018:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (2)(3)	Change
	(USD million)		(%)(1)

North America	(3,344)	(3,389)	1.3
Middle Americas	(2,275)	(2,401)	5.2
South America	(2,065)	(2,212)	6.6
EMEA	(2,103)	(2,172)	3.2
Asia Pacific	(1,662)	(1,793)	7.3
Global Export & Holding Companies	(823)	(754)	(9.2)

Total	(12,272)	(12,723)	3.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 September 2018 have been restated to reflect this change.

Our consolidated selling, general and administrative expenses were USD 12,272 million for the nine-month period ended 30 September 2019. This represented a decrease of USD 451 million, or 3.5%, as compared to the nine-month period ended 30 September 2018. The results for the nine-month period ended 30 September 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019 (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2018 and 2019 acquisitions and disposals described above and changes in presentation of commercial investments positively impacted our consolidated selling, general and administrative expenses by USD 111 million for the nine-month period ended 30 September 2019 compared to the nine-month period ended 30 September 2018.

•	Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2019 also reflects a positive currency translation impact of USD 622 million.

Excluding the effects of the business acquisitions and disposals and changes in presentation of commercial investments described above and currency translation effects, our consolidated selling, general and administrative expenses increased by 2.3%. The increase was primarily due to the increased investments behind our global brand portfolio in select markets and other commercial initiatives, as well as the timing of variable compensation and other accruals, partially offset by ongoing cost efficiencies and synergy capture from the combination with SAB.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2019 as compared to the nine-month period ended 30 September 2018:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (2)(3)	Change
	(USD million)		(%)(1)

North America	9	13	(30.8)
Middle Americas	115	71	62.0
South America	138	203	(32.0)
EMEA	201	193	4.1
Asia Pacific	163	122	33.6
Global Export & Holding Companies	38	13	192.3

Total	663	612	8.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 September 2018 have been restated to reflect this change.

The net positive effect of our consolidated other operating income and expenses was USD 663 million for the nine-month period ended 30 September 2019. This represented an increase of USD 51 million, or 8.3%, as compared to the nine-month period ended 30 September 2018. The results for the nine-month period ended 30 September 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, and (ii) currency translation effects.

•

The 2018 and 2019 acquisitions and disposals described above negatively impacted our net consolidated other operating income and expenses by USD 7 million for the nine-month period ended 30 September 2019 compared to the nine-month period ended 30 September 2018.

•	Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2019 also reflect a negative currency translation impact of USD 34 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our net consolidated other operating income and expenses increased by 15.1%, primarily driven by an increase in government grants and by the sale of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2019, exceptional items consisted of restructuring charges, acquisition costs of business combinations, business and asset disposals, and cost related to the public offering of a minority stake in Budweiser Brewing Company APAC Limited (“Budweiser APAC”). Exceptional items were as follows for the nine-month period ended 30 September 2019 and 2018:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (1)
	(USD million)

Restructuring	(86)	(183)
Acquisition costs of business combinations	(35)	(52)
Business and asset disposal	(31)	(9)
Cost related to the public offering of a minority stake in Budweiser APAC	(6)	-

Total	(158)	(244)

Note:

(1)	The financial information for 2018 has been restated to reflect the classification of the Australian operations as discontinued operations.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 86 million for the nine-month period ended 30 September 2019 as compared to a net cost of USD 183 million for the nine-month period ended 30 September 2018. These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisitions costs of business combinations

The acquisition costs of business combinations amounted to a net cost of USD 35 million for the nine-month period ended 30 September 2019 as compared to a net cost of USD 52 million for the nine-month period ended 30 September 2018, primarily related to costs incurred to facilitate the combination with SAB.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 31 million for the nine-month period ended 30 September 2019, and primarily relate to costs related to the completion of 2018 disposals. Business and asset disposals amounted to a net cost of USD 9 million for the nine-month period ended 30 September 2018 and mainly resulted from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2019 as compared to the nine-month period ended 30 September 2018:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (2)(3)	Change
	(USD million)		(%)(1)

North America	4,101	4,053	1.2
Middle Americas	3,915	3,564	9.8
South America	2,039	2,268	(10.1)
EMEA	1,349	1,553	(13.3)
Asia Pacific	1,487	1,287	15.5
Global Export & Holding Companies	(757)	(700)	(8.1)

Total	12,135	12,025	0.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 30 September 2018 have been restated to reflect this change.

Our profit from operations was USD 12,135 million for the nine-month period ended 30 September 2019. This represented an increase of USD 110 million, or 0.9%, as compared to our profit from operations for the nine-month period ended 30 September 2018. The results for the nine-month period ended 30 September 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019 (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The 2018 and 2019 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 79 million for the nine-month period ended 30 September 2019 compared to the nine-month period ended 30 September 2018.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2019 also reflects a negative currency translation impact of USD 552 million.

•

Our profit from operations for the nine-month period ended 30 September 2019 was negatively impacted by USD 158 million of certain exceptional items, as compared to a negative impact of USD 244 million for the nine-month period ended 30 September 2018. See “Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2019 and 2018.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our profit from operations increased by 6.2%. This increase was most significant in Asia Pacific and Middle Americas, due to volume and revenue growth.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2019 as compared to nine-month period ended 30 September 2018:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (3)	Change
	(USD million)		(%)(1)

Profit attributable to equity holders of AB InBev	9,058	3,913	131.5
Profit attributable to non-controlling interests	883	934	(5.5)
Profit of the period	9,941	4,847	105.1
Profit from discontinued operations	(310)	(374)	(17.1)
Profit from continuing operations	9,631	4,473	115.3
Net finance cost	266	5,771	95.4
Income tax expense	2,332	1,906	(22.4)
Share of result of associates and joint ventures	(94)	(125)	(24.8)

Profit from operations	12,135	12,025	0.9
Depreciation, amortization and impairment	3,442	3,444	0.1

EBITDA, as defined(2)	15,577	15,469	0.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2018 Compared to Year Ended 31 December 2017—EBITDA, as defined” of our 2018 Annual Report for additional information on our definition and use of EBITDA, as defined.

(3)

The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Our EBITDA, as defined, was USD 15,577 million for the nine-month period ended 30 September 2019. This represented an increase of USD 108 million, or 0.7%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2018. The results for the nine-month period ended 30 September 2019 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2018 and 2019 discussed above and (ii) currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items by USD 158 million (before impairment losses) in the nine-month period ended 30 September 2019, as compared to a negative impact of USD 244 million (before impairment losses) during the nine-month period ended 30 September 2018. See “Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2019 and 2018.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the nine-month periods ended 30 September 2019 and 30 September 2018:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018 (2)	Change
	(USD million)		(%)(1)

Net interest expense	(2,808)	(2,873)	2.3
Net interest on net defined benefit liabilities	(71)	(71)	-
Accretion expense	(455)	(343)	(32.7)
Mark-to-market (hedging of our share-based payment programs)	1,672	(874)	-
Other financial results	(385)	(521)	26.1

Net finance cost before exceptional finance results	(2,047)	(4,682)	56.3
Mark-to-market (Grupo Modelo deferred share instrument)	830	(428)	-
Other mark-to-market	807	(417)	-
Other	144	(244)	-

Exceptional net finance income/(cost)	1,781	(1,089)	-

Net finance income/(cost)	(266)	(5,771)	95.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Our net finance cost for the nine-month period ended 30 September 2019 was USD 266 million, as compared to a net finance cost of USD 5,771 million for the nine-month period ended 30 September 2018, representing a cost decrease of USD 5,505 million.

The decrease in net finance costs before exceptional financial items from USD 4,682 million for the nine-month period ended 30 September 2018 to USD 2,047 million for the nine-month period ended 30 September 2019 is driven primarily by a positive mark-to-market adjustment of USD 1,672 million in the nine-month period ended 2019, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 874 million in the nine-month period ended 30 September 2018.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Share price at the start of the nine-month period (in euro)	57.70	93.13
Share price at the end of the nine-month period (in euro)	87.42	75.22
Number of derivative equity instruments at the end of the period (in millions)	46.9	46.9

Exceptional net finance income/(cost) includes a positive mark-to-market adjustment of USD 1,637 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 845 million for the nine-month period ended 30 September 2018. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Share price at the start of the nine-month period (in euro)	57.70	93.13
Share price at the end of the nine-month period (in euro)	87.42	75.22
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance income of USD 144 million in the nine-month period ended 30 September 2019, compared to other exceptional net finance cost of USD 244 million in the nine-month period ended 30 September 2018, primarily results from gains made on the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the nine-month period ended 30 September 2019 was USD 94 million as compared to USD 125 million for the nine-month period ended 30 September 2018.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2019 was USD 2,332 million, with an effective tax rate of 19.6%, as compared to an income tax expense of USD 1,906 million and an effective tax rate of 30.5% for the nine-month period ended 30 September 2018. The effective tax rate for the nine-month period ended 30 September 2019 was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the nine-month period ended 30 September 2018 was negatively impacted by non-deductible losses from these derivatives.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 883 million for the nine-month period ended 30 September 2019, a decrease of USD 51 million from USD 934 million for the nine-month period ended 30 September 2018.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2019 was USD 9,058 million compared to USD 3,913 million for the same period in 2018. Basic earnings per share of USD 4.57 is based on 1,982 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2019.

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders from continuing operations for the nine-month period ended 30 September 2019 would have been USD 7,125 million, and basic earnings per share would have been USD 3.59.

Underlying EPS for the nine-month periods ended 30 September 2019 was USD 2.76. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations.

The increase in profit attributable to our equity holders for the nine-month period ended 30 September 2019 was primarily due to a positive mark-to-market adjustment linked to the hedging of our share-based payment programs and gains on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment linked to these hedges for the nine-month period ended 30 September 2018.

	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018(1)
	(USD per share)

Profit from continuing operations excluding exceptional items and hyperinflation	6.26	6.34
Hyperinflation accounting impacts	(0.06)	(0.13)
Profit from continuing operations excluding exceptional items	6.20	6.21
Mark-to-market (hedging of our share-based payment programs)	0.84	(0.44)
Net finance cost (excluding mark-to-market related to the hedging of our share-based payment programs)	(1.88)	(1.93)
Income tax expense	(1.18)	(0.98)
Associates & non-controlling interest	(0.39)	(0.41)
Earnings per share excluding exceptional items and discontinued operations	3.59	2.45
Mark-to-market (hedging of our share-based payment programs)	(0.84)	0.44
Hyperinflation accounting impacts in EPS	0.01	0.03
Underlying EPS	2.76	2.92

Earnings per share excluding exceptional items and discontinued operations	3.59	2.45
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.08)	(0.12)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	0.90	(0.54)
Exceptional taxes attributable to equity holders of AB InBev	-	-
Profit from discontinued operations attributable to equity holders of AB InBev	0.16	0.19
Basic earnings per share	4.57	1.98

Note:

(1)

The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The results for the nine-month period ended 30 September 2019, restated for 2019 purchasing power, were translated at the September 2019 closing rate of 57.559260 Argentinean pesos per US dollar. The results for the nine-month period ended 30 September 2018 restated for 2018 purchasing power, were translated at the September 2018 closing rate of 40.896464 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 30 September 2019 amounted to USD 168 million decrease in revenue, USD 61 million positive monetary adjustment reported in the finance line and USD 0.01 decrease in earnings per share excluding exceptional items and discontinued operations.

Outlook

In 2019, we continue to expect to deliver strong revenue growth, driven by the solid performance of our brand portfolio and strong commercial plans. In markets with softer macroeconomic conditions, we are accelerating our smart affordability efforts with initiatives that have lower revenue per hectoliter but offer incremental profit. As a result, 2019 revenue per hectoliter growth (excluding changes attributable to acquisitions and disposals and currency translation effects) should now be slightly below inflation. We continue to expect a more balanced top-line growth between volumes and revenue per hectoliter, and for our costs to grow below inflation. Overall, we remain confident in our strategy and the fundamental strength of our business, though we now expect moderate EBITDA as defined (adjusted for exceptional items) growth in 2019 given the additional headwinds faced in the third quarter of 2019 which we anticipate will continue into the fourth quarter of 2019.

We have completed our USD 3.2 billion synergy and cost savings program on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 2,653 million was captured between 1 April 2016 and 30 September 2019.

We expect the average gross debt coupon in 2019 to be between 3.75% and 4.0%. We are amending our guidance on net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) and now expect them to be approximately USD 180 million per quarter on average. The change will result from an increase in the fourth quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 billion and USD 4.5 billion in 2019.

Approximately 40% of our gross debt is denominated in currencies other than the U.S. dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. When adjusted for the proceeds received after the successful completion of the listing of Budweiser APAC and accounting for the proceeds expected to be received from the divestment of the Australian operations (while excluding the last 12-month EBITDA, as defined (adjusted for exceptional items), from the Australian operations), our net debt to EBITDA, as defined (adjusted for exceptional items), would be below 4x by the end of 2019, one year earlier than our prior guidance.

We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

Recent events

Exercise of Over-allotment Option for the Initial Public Offering of Budweiser APAC

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited (Budweiser APAC), on the Hong Kong Stock Exchange for USD 5.75 billion (including the over-allotment option). By doing so, we created a superior regional champion in the consumer goods space, positioned to expand across the fastest growing markets in the Asia Pacific region with best-in-class talent and an unmatched portfolio of local, international and global brands. We also believe a local listing of Budweiser APAC provides an attractive platform for potential M&A in the region. We will use the net proceeds to redeem the outstanding principal amount of certain notes as indicated below.

On 3 October 2019, the over-allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised in respect of an aggregate of 217 755 000 shares. Following the full exercise of the over-allotment option, we control 87.22% of the issued share capital of Budweiser APAC. The additional gross proceeds from the offering amounted to USD 750 million. We will use the net proceeds to redeem the outstanding principal amount of certain notes as indicated below.

Redemption of Notes

On 30 September 2019, we announced that our wholly owned subsidiaries, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Finance Inc., will exercise their respective options to redeem total or partial outstanding principal amounts of certain series of notes, consisting of EUR 1,750,000,000 aggregate principal amount of fixed rate notes due 2020 bearing interest at an annual rate of 0.625%; USD 2,449,067,000 aggregate principal amount of fixed rate notes due 2021 bearing interest at an annual rate of 2.650%; and USD 525,000,000 aggregate principal amount of fixed rate notes due 2022 bearing interest at an annual rate of 2.500% on 29 October 2019.

On 11 October 2019, we announced that our wholly owned subsidiary, Anheuser-Busch InBev Worldwide Inc., will exercise its option to redeem USD 725,000,000 of the outstanding aggregate principal amount of fixed rate notes due 2022 bearing interest at an annual rate of 2.500% on 12 November 2019.

Interim Dividends

On 24 October 2019, our board of directors approved an interim dividend of EUR 0.80 per share for the fiscal year 2019.

	Ex- coupon date	Record Date	Payment Date
Euronext: ABI	19 November 2019	20 November 2019	21 November 2019
MEXBOL: ANB	19 November 2019	20 November 2019	21 November 2019
JSE: ANH	20 November 2019	22 November 2019	25 November 2019
NYSE: BUD (ADR Program)	19 November 2019	20 November 2019	18 December 2019
Restricted Shares	19 November 2019	20 November 2019	21 November 2019